Exhibit 99.1

Theratechnologies Responds to Future Pak’s Press Release

and Announces Exclusive Discussions with Another Potential Acquiror for the Sale of the Company

Montreal, Canada – April 11, 2025 – Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX), a commercial-stage biopharmaceutical company, wishes to address its shareholders in response to a press release issued today by Future Pak, LLC (“Future Pak”) regarding its proposals to acquire the Company.

The Company believes its shareholders should be aware of the following:

●

In August 2024, the Company received a first unsolicited non-binding proposal from Future Pak to acquire the Company. The proposed closing cash consideration of US$100 million was not attractive to the board of directors of the Company (the “Board”) and the proposal was rejected by the Company.

●

The Company received a second unsolicited non-binding proposal from Future Pak in January 2025, which could not be entertained as the Company was under exclusivity with another potential acquiror (the “Potential Acquiror”).

●

The Company did not immediately renew its initial exclusivity period with the Potential Acquiror upon its expiry, in an attempt to enter into a customary non-disclosure agreement with Future Pak containing a typical standstill undertaking in order to discuss with Future Pak under normal rules of engagement. Future Pak’s initial position was that it would not sign such an agreement unless they were provided exclusivity. When Future Pak was finally prepared to sign a non-disclosure agreement, the Company had already renewed exclusivity with the Potential Acquiror. At this time, Future Pak was informed that it would have a future opportunity to engage with the Company.

●	The Future Pak non-binding proposals have been made without Future Pak having completed any due diligence on the Company other than publicly available information.

The Potential Acquiror has performed extensive due diligence on the Company and the parties are negotiating a definitive agreement relating to a potential acquisition of all outstanding shares of the Company. Based on the Company’s discussions to date with the Potential Acquiror, in the event a definitive agreement is entered into with the Potential Acquiror, it will contain a “go shop” provision allowing the Company, for a limited period following signature, to engage with other potential acquirors, including Future Pak.

The Board has formed a special committee comprised solely of independent directors to review the proposals and determine the course of action that is in the best interests of the Company and its stakeholders. The special committee is assisted by Barclays Capital Inc. as financial advisor and Fasken Martineau DuMoulin LLP as external legal advisor.

There is no assurance that a definitive agreement will be reached in relation to any proposal. The Company does not intend to provide further updates or comments with respect to the foregoing, other than as required pursuant to applicable securities laws, to allow the special committee to diligently pursue its mandate and not adversely affect discussions with the Potential Acquiror.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a specialty biopharmaceutical company focused on the commercialization of innovative therapies that have the potential to redefine standards of care. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Follow Theratechnologies on LinkedIn and X.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, “Forward-Looking Statements”), within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify Forward-Looking Statements by terms such as “may”, “will”, “should”, “could”, “promising”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this press release include, but are not limited to, the unsolicited proposals received by the Company from Future Pak for the acquisition of the Company; the outcome of discussions with the Potential Acquiror and the signature of a definitive agreement in relation thereto, including its terms and conditions; the review and evaluation by the special committee of proposals received by the Company from potential acquirors; the process relating to such review and any potential outcomes thereof; and other statements that are not historical facts. Although the Forward-Looking Statements contained in this press release are based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on this information since actual results may vary from the Forward-Looking Statements. Forward-Looking Statements assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control, that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These risks and uncertainties include, but are not limited to: the possibility that the Company, its Board, its special committee and a potential acquiror cannot come to an agreement on the terms and conditions of such potential acquiror’s proposal or will not proceed with giving shareholders an opportunity to accept or vote in favour of such proposal; the possibility that the terms and conditions of any definitive agreement in respect of a potential acquiror’s proposal will differ from those that are currently contemplated; if a definitive agreement is reached, the failure to obtain or satisfy, in a timely manner or otherwise, required shareholder, court and regulatory approvals and other conditions of closing necessary to complete the transaction; the possibility that the special committee’s review does not result in a transaction; credit, market, currency, operational, commodity, geopolitical, liquidity and funding risks generally, including changes in economic conditions, interest rates or tax rates; the possibility of adverse reactions or changes in business relationships resulting from the announcement or completion of a transaction; other risks inherent to the Company’s business and/or factors beyond its control which could have a material adverse effect on the Company or its ability to consummate a transaction to effect a potential acquiror’s proposal. The Company refers current and potential investors to the “Risk Factors” section of the Company’s Annual Information Form filed on Form 20-F dated February 26, 2025 available on SEDAR+ at

www.sedarplus.ca and on EDGAR at www.sec.gov under Theratechnologies’ public filings for the risks associated with the business. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on Forward-Looking Statements. Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

Contacts:

Investor inquiries:

Philippe Dubuc

Senior Vice President and Chief Financial Officer

pdubuc@theratech.com

438-315-6608

Media inquiries:

Julie Schneiderman

Senior Director, Communications & Corporate Affairs

communications@theratech.com

514-336-7800